

InterOil

InterOil Corporation
Level 1, 60-92 Cook Street
P.O.Box 6567
Cairns, Qld 4870
Australia
Phone: +61 7 4046 4605
Fax: +61 7 4031 4565
Email: collin.visaggio@interoil.com

October 03, 2007

Attn: Mr. Karl Hiller/ Mark Maher
Division of Corporation Finance/Office of Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: InterOil Corporation
        Form 40-F for Fiscal Year Ended December 31, 2005
        Filed March 31, 2006
        Conference call Dated September 13, 2007
        File No. 1-32179

Dear Mr.Hiller:

InterOil Corporation (the *"Company"*) submits the following responses in relation to the teleconference call that we had dated September 13, 2007, in regards to comments from the staff of the Securities and Exchange Commission (the *"Staff"*) relating to the Company's Form 40-F for the fiscal year ended December 31, 2005 (*"Form 40-F"*).

Based on discussions with the Staff during the teleconference call, InterOil has revised the accounting treatment adopted for the Indirect Participation Interest (IPI) Agreement entered into by the Company in February 2005. Management is in the process of restating the consolidated financial statements for the year ended December 31, 2006 and 2005 to reflect the revised accounting treatment for non-financial liability relating to indirect participation interest as agreed with the Staff.

The purpose of this letter is to summarise the revised accounting treatment proposed for the review and confirmation by the Staff. Additionally InterOil has attached Appendix 2 a worksheet of financial changes and Appendix 3 the Current draft of revised Consolidated Financial Statements for the periods being restated.

We would like to highlight to the SEC staff that the exemption available under FAS 133 para 10(f) for bifurcation of the derivative under U.S. GAAP is not applicable for Canadian GAAP, resulting in bifurcation of the IPI liability balance for Canadian reporting purposes.

Under Canadian GAAP, the conversion option feature in the IPI Agreement was valued and bifurcated using relative fair value approach based on CICA 3861 – 'Financial Instruments Disclosure and Presentation'. CICA 3861 Para .22 gives the option to value the components using the relative fair value approach (as adopted earlier) or the residual method by valuing the easier component first. Based on discussions with the SEC, Management has adopted an accounting policy change to value the liability component first and assign the residual value to the equity component. This revised residual basis methodology has been adopted due to concerns raised by the SEC staff about the methodology used to value the equity component. The non-financial liability has been valued at $105,000,000, being the estimated expenditures to complete the eight well drilling program (same estimate as disclosed in December 31, 2005 financials), and the residual value of $20,000,000 has been allocated to conversion option presented under Shareholder's equity. Management has also resolved not to discount the liability on recognition and accrete the balance over the life of the exploration program. The transaction costs relating to the transaction amounting to $8,138,742 has been presented in accordance with EIC-94 – "Accounting for Corporate Transaction Costs", which indicates that costs that are related to debt, should be presented as a non-current deferred charge in a classified balance sheet. The investors signed an amendment to the IPI agreement which clarified that the transaction costs are to be included as part of the overall drilling program. As a result, the full amount of the costs relating to the IPI Agreement will be debited against the liability. This is consistent with the treatment of transaction costs adopted under U.S. GAAP.

Differences between Canadian and U.S. GAAP treatment of this transaction have been detailed in the Management Report, Note 2(a) and Note 26 included within Appendix 3 – Draft Revised Consolidated Financial Statements.

Refer Appendix 1 for a summary of the IPI Agreement entered on February 25, 2005.

Revised Accounting treatment proposed by the Company

Management has adopted an alternate model agreed with the SEC staff which treats the conversion option feature present in the IPI agreement as an impediment to conveyance accounting under SFAS 19 from day one of the IPI Agreement and hence cannot be bifurcated. Based on the alternate treatment, the non-financial liability will be maintained at full value ($125,000,000 less transaction costs borne by the investors) till the conversion feature in the agreement lapses or is exercised. As discussed, conveyance accounting should not be applied till the investors decide to convert their indirect participation interest in the program into a direct interest in the Production Development Licence ('PDL') for a successful well or the lapse of the conversion option occurs as per the agreement. This was based on the view that the investors have the option to convert into InterOil's share at any point in time from the date of the agreement until the option lapses on the occurrence of any of the conditions outlined in the contract. The exercise of the option by the investors during the exploration program would have resulted in funding provided by the IPI investors being in the nature of purchase for InterOil shares rather than funding for a participation interest in InterOil's exploration program.

Management's earlier model was that conveyance accounting under SFAS 19 was triggered from day one as the intent of the IPI agreement was for the investors to fund eight well exploration program in PNG in return for a twenty five percent interest in successful wells. The conversion option was considered incidental to recoup some of the initial investment and would only be exercised if all the wells were dry and abandoned. The conversion option was valued by the management using an appropriate valuation model, bifurcated and disclosed separately from the non-financial liability, under equity for Canadian GAAP and under liability for US GAAP reporting. The US GAAP liability relating to the conversion option feature had been fair valued at each period end.

Following is the revised accounting treatment for the indirect participation interest contract and its impact on the consolidated financial statements. Refer to Appendix 2 for detailed workings and impact of these adjustments on the financial statement classification of the Company for the relevant periods:

(a) Conveyance accounting under SFAS 19 adopted by the Company from day one has been reversed and non-financial liability shown at full value ($125,000,000 less transaction costs borne by the investors). Under the alternate model, conveyance accounting will be triggered only on the lapse of the conversion option available to the investors or they elect to participate in the PDL for a successful well. This adjustment has the effect of increasing the IPI liability from the superseded balance as at December 31, 2006 by $51,259,148 (2005 - $31,774,513).

(b) As conveyance accounting is not triggered from day one under the alternate model, the Company will account for the exploration costs relating to the eight well program under successful efforts accounting policy adopted by the Company as noted under note 2(r) – 'Oil and gas properties'. All geological and geophysical ('G&G') costs relating to the exploration program will be expensed as incurred and all drilling costs will be capitalized and assessed for recovery at each period. This adjustment would result in higher exploration expenses and exploration impairment in both financial years, 2006 and 2005, relating to G&G costs and exploration impairment relating to Black Bass and Triceratops prospects. This adjustment has the effect of increasing the exploration costs for the year ended December 31, 2006 by $4,519,195 (2005 – 11,009,434) and exploration impairment for the year ended December 31, 2006 by $1,230,262 (2005 – 17,425,644).

(c) Should the conversion option be exercised by an investor, the non-financial liability relating to that investor would be transferred to share capital for the number of shares issued. Under the original model if a conversion had taken place, the proportionate interest of the remaining liability and the share conversion option under equity would have been reclassified into share capital. There is no impact on the consolidated financial statements for the years ended December 31, 2006 and 2005 due to this adjustment as there were no conversions that took place during these years. A conversion has taken place in 2007 which has been reflected in Q1 2007 workings provided in Appendix 2.

(d) When conveyance is triggered on election by the investors to participate in a PDL, conveyance accounting will be applied as if conveyance occurred on day one and all costs relating to G&G and exploration impairment, earlier taken to consolidated statement of income by InterOil relating to the eight well program, would be shown as recovery of expenses (income) under a separate classification within the consolidated statement of operations. Any amounts capitalized in InterOil's books relating to the exploration program (excluding any budget overruns which will continue to be capitalized by InterOil) will be offset against the non-financial liability when the conveyance is triggered. On completion of the eight well exploration program, any remaining balance in the liability would then be transferred to the consolidated statement of income and shown as additional recovery. There is no impact on the consolidated financial statements for the years ended December 31, 2006 and 2005 due to this adjustment as conveyance has not been triggered based on this revised model during these years.

(e) The conversion feature in the IPI Agreement had been valued and bifurcated on day one as a result of adopting the allocation method for the hybrid instrument required by DIG issue B6 "Allocating the Basis of a Hybrid Instrument to the Host Contract and the Embedded Derivative". The conversion option feature liability bifurcated also had to be revalued to fair value at each period end for US GAAP reporting. Based on the alternate model, the conversion option will no longer be bifurcated and revalued as Company has applied the exemption under FAS 133 Para 10(f) for 'derivatives that serve as impediments to sales accounting' as recognition of the derivative and the non-financial liability would result in counting the same thing twice in InterOil's balance sheet. This will result in non-financial liability being maintained at full value as explained above. This adjustment has the effect of increasing the IPI liability from the superseded balance as at December 31, 2006 by $25,475,368 (2005 - $25,475,368). This adjustment also has the effect of bringing the US GAAP IPI liability in line with Canadian GAAP resulting in the elimination of the GAAP differences. This will also have the impact of reducing the US GAAP loss for year ended December 31, 2006 by $19,755,017 (2005 - increase the loss by $4,279,284) due to the reversal of fair value revaluations taken up in the superseded consolidated financial statements.

(f) Following the above, the Company had, under the original model, bifurcated the non-financial liability and conversion option feature, and based on this allocation, the initial value of the non-financial liability did not represent the total expected cash costs to fulfill the contract. InterOil had drawn comparisons between this situation and the accounting approach that is adopted with respect to mandatory redeemable securities, where there can also be a difference between the initial value of the security and the redemption price, and accreted the non-financial liability upwards to reflect the cost of completion of the eight well program over the budgeted timeline of the

program. Based on the alternate model, the liability is maintained at full value and accretion costs are no longer recognized. This adjustment has the effect of reducing the loss for the year ended December 31, 2006 by $3,514,368 (2005 – 5,647,491).

(g) Management has also applied the same methodology as (f) above in relation to the PNG Drilling Ventures IPI liability and reversed the initial discounting of the liability on recognition and the related accretion charges relating to this transaction. This adjustment has the effect of increasing the loss for the year ended December 31, 2006 by $177,634 (2005 – nil).

(h) In accordance with IPI Agreement, InterOil has made cash calls for the extended well programs performed on the exploratory wells that form part of the IPI Agreement, i.e. testing for Black Bass and Triceratops. These are additional cash calls made on the IPI investors for their interest in specific extended well programs undertaken by the Company. These cash calls were shown as a liability when received and reduced as amounts were spent on the extended well programs. As agreed with the SEC Staff there will be no change to the accounting treatment of these cash calls as these amounts are received for specific programs and there is no conversion option feature or any changes to the investor participation interest due to contributions from these cash calls.

Management believes that the above summary reflects the agreed accounting treatment discussed with the SEC Staff.

InterOil final comments:

The SEC Staff are requested to review the accounting treatment as outlined in this letter and confirm that it is consistent with the SEC views on how the IPI agreement should be accounted and are in accord with the discussions held during the Conference call Dated September 13, 2007.

Should the accounting treatment as summarised in this document be consistent with the SEC views then InterOil will file as soon as practical an amendment to its recently filed 2006 financials as per the attached Appendix 3.

If this response does not adequately represent discussions, or if you have any further questions, please contact the undersigned at (61) 7 4046-4605 and we will supply further detail as quickly as possible.

Kind regards,



Co. J. Visaggio.

Collin Visaggio
Chief Financial Officer

Appendix 1

Summary of the IPI Agreement.

– InterOil Corporation has contracted with a group of investors for the drilling of eight exploration wells within its Petroleum Prospecting Licences (PPL) 236, 237 and 238 in PNG; these licences are held by wholly owned subsidiaries. Two of the eight exploration wells can be nominated by the investors.

– The investors have been assigned a 25% ownership in the eight exploration wells in exchange for funding 100% of the estimated project costs. The investors under the contract have assigned InterOil Corporation to act as agent to manage and drill the wells on their behalf, pay the project costs and bill the investors for their share of costs.

– An exploration discovery from drilling any of the eight exploration wells will require contributions to cash calls in relation to further well testing and development programs. The contributions by investors must be made in proportion to the IPI interest in order to maintain their participation interest in these wells. Investors will be able to convert their IPI into a participation interest under a JV Operating Agreement ('JVOA conversion') and will also be able to register a legal interest in the Production Development Licence (development Licence). However, an IPI investor can receive distributions from successful wells without converting its IPI into a JVOA (refer section 5.4 of the IPI agreement). Investors can forfeit their interest in that well if they choose not to participate in its development. In the instance that the investor chooses not to participate, the investor also forfeits any right to convert the IPI into common shares. The investors will still maintain an interest in any remaining or proceeding wells where they do not forfeit their interest.

– The contract with the investors contains a conversion option which can be exercised. Investors have the option between the earlier of June 15, 2006 and the date InterOil exercises its call option to the later of December 15, 2006 and 90 days after the completion of the eighth well to convert the IPI interest into shares. A total of 3,333,333 shares would be issued if all 25% of the IPI was converted (133,333 shares per 1% interest in the IPI).

– All overruns on the contract are to be paid by InterOil Corporation as the drilling contractor. Extraordinary Costs outside the contracted project are payable 100% by investors. Costs for future phases in the event of a discovery are payable by the investors in IPI interest of 25%.

– Investors paid $125,000,000 for the contract from which transaction costs are to be deducted. There are no refund clauses in the contract. In the event of default, the holder of the interest could pursue a court settlement under which a likely alternative to a cash payment would be specific performance.

Appendix – 2

InterOil Corporation
IPI#3 Canadian and US GAAP workings (Dr/(Cr))

IPI # 3 liability - Balance sheet impact

	Note	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Assumption if conveyance 1-Jul-07
Amount carried forward in the Balance Sheet		(90,261,604)	(85,567,685)	(77,798,192)	(65,258,869)	(55,993,003)	(52,160,238)	(49,327,561)	(49,288,602)	(49,246,182)	(49,554,321)	(96,086,369)
Increase in liability due to reversal of IPI#3 offsets	(a)	(2,636,238)	(6,174,740)	(9,159,844)	(13,803,691)	(11,154,056)	(4,636,094)	(3,347,993)	(346,492)	45,958	-	-
Decrease in liability due to reversal of IPI#3 accretion expense	(f)	1,511,952	1,480,821	1,390,351	1,264,367	1,888,191	803,329	515,315	307,533	305,937	308,138	-
Reversal of amount transferred from liability to share capital on EPIC conversion	(c)	-	-	-	-	-	-	-	-	(394,314)	-	-
Transfer of EPIC portion of liability to Share capital	(c)	-	-	-	-	-	-	-	-	774,890	-	-
Adj of conversion option to reflect bifurcation based on residual basis	(e)	(5,475,368)	-	-	-	-	-	-	-	-	-	-
G&G costs recovery on conveyance	(d)	-	-	-	-	-	-	-	-	-	-	17,000,000
Black Bass recovery on conveyance	(d)	-	-	-	-	-	-	-	-	-	-	7,134,800
Triceratops recovery on conveyance	(d)	-	-	-	-	-	-	-	-	-	-	11,521,108
Reduce Elk-1 amounts with IPI liability on conveyance	(d)	-	-	-	-	-	-	-	-	-	-	16,960,925
Revised IPI#3 balance (Cumulative impact Canadian GAAP)		(96,861,258)	(96,861,258)	(96,861,258)	(96,861,259)	(96,861,258)	(96,861,258)	(96,861,259)	(96,861,259)	(96,086,368)	(96,086,369)	(43,469,537)
US GAAP Adjustments												
Difference in opening balance under US GAAP from Canadian GAAP		1,774,219	1,774,219	1,774,219	-	-	-	-	-	-	-	-
Proportion of transaction costs passed as US GAAP adjustment now reversed	(e)	(1,774,219)	-	-	-	-	-	-	-	-	-	-
Additional EPIC portion under US GAAP transferred to share capital	(c)	-	-	-	-	-	-	-	-	160,000	-	-
US GAAP adjustment to reverse Canadian GAAP bifucation	(e)	(20,000,000)	-	-	-	-	-	-	-	-	-	-
Revised IPI#3 balance (Cumulative impact US GAAP)		(116,861,258)	(116,861,258)	(116,861,258)	(116,861,259)	(116,861,258)	(116,861,258)	(116,861,259)	(116,861,259)	(116,926,368)	(116,926,369)	(63,309,537)

PNGDV liability - Balance sheet impact

	Note	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	39,264
Higher loss on amendment of IPI interest - PNGDV	(g)	-	-	-	-	-	(404,520)	-	-	-	-	-
Decrease in liability due to reversal of IPI#3 accretion expense	(g)	-	-	-	-	-	89,787	102,492	34,607	34,411	35,156	-
Revised PNGDV balance (Adjustment impact Canadian GAAP)							(314,733)	(212,241)	(177,634)	(143,223)	(108,067)	

Share Capital

	Note	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	On conveyance
Reversal of IPI liability transferred on EPIC conversion	(c)	-	-	-	-	-	-	-	-	394,314	-	-
Reversal of conversion option liability transferred on EPIC conversion	(c)	-	-	-	-	-	-	-	-	203,805	-	-
Being transfer to sharecapital of 0.2% relating to the EPIC IPI liability on conversion	(c)	-	-	-	-	-	-	-	-	(774,890)	-	-
Being transfer to sharecapital of 0.2% relating to the EPIC IPI conversion option value on conversion	(c)									(160,000)		
Revised share capital balance (Adjustment impact Canadian GAAP)										(336,771)	(336,771)	

Conversion option in equity - Balance sheet impact	Note	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	On conveyance
Amount carried forward in the Balance Sheet		(25,475,368)	(25,475,368)	(25,475,368)	(25,475,368)	(25,475,368)	(25,475,368)	(25,475,368)	(25,475,368)	(25,271,563)	(25,271,563)	(19,840,000)
Adj of conversion option to reflect bifurcation based on residual basis	(e)	5,475,368	-	-	-	-	-	-	-	-	-	-
Reversal of EPIC conversion entry in Jan 07	(c)	-	-	-	-	-	-	-	-	(203,805)	-	-
Correct entry for EPIC portion as per revised equity balance	(c)	-	-	-	-	-	-	-	-	160,000	-	-
Revised conversion option balance (Cumulative impact Canadian GAAP)		(20,000,000)	(20,000,000)	(20,000,000)	(20,000,000)	(20,000,000)	(20,000,000)	(20,000,000)	(20,000,000)	(19,840,000)	(19,840,000)	(19,840,000)
Conversion option liability - Difference in opening balance under US GAAP from Canadian GAAP		(1,774,219)	(1,774,219)	(1,774,219)	2,505,065	2,505,065	2,505,065	2,505,065	(17,249,952)	(17,249,952)	(17,249,952)	-
Reverse the Canadian GAAP adjustment as no bifurcation in US GAAP		20,000,000								(160,000)		
Reverse the US GAAP revaluation of derivatives at period end	(e)	-	-	-	(4,279,284)	-	-	-	19,755,017	-	-	-
Transaction costs passed as US GAAP adjustment now reversed	(e)	1,774,219	-	-	-	-	-	-	-	-	-	-
Revised conversion option balance (Cumulative impact US GAAP)												

Oil and Gas Properties - Balance Sheet impact	Note	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	On conveyance
Amount carried forward in the Balance Sheet		9,188,016	11,454,019	13,491,944	16,399,492	16,709,923	18,874,550	28,044,170	37,449,734	42,567,844	44,744,326	61,818,939
Add: Amounts offset against IPI now capitalised	(a)	2,636,238	6,174,740	9,159,844	13,803,691	11,154,056	4,636,094	3,347,993	346,492	(45,958)	-	-
Less: Black Bass dry well costs (abandoned in Q3 05)	(b)	-		(7,013,329)	-	(94,101)	(24,254)	(1,533)	(1,582)	-	-	-
Less: Tricerotops dry well costs (abandoned in Q4 05)	(b)	-	-		(10,412,315)	(1,146,906)	(29,033)	67,147	-	-	-	-
Less: G&G costs expensed as incurred	(b)	-	-	(6,054,997)	(4,954,437)	(3,556,537)	(501,345)	(453,235)	(8,078)	45,958	-	-
Reduce Elk prospect on conveyance for amounts capitalized by InterOil	(b)	-	-	-	-	-	-	-	-	-	-	(16,960,925)
Revised Carried forward exploration (Cumulative impact)		11,824,254	20,264,997	18,394,440	19,738,927	26,405,870	32,661,959	44,781,961	54,624,347	59,642,457	61,818,939	44,858,014

InterOil Corporation

IPI#3 Canadian and US GAAP workings - Profit and Loss impact (Dr/(Cr))

Profit and Loss impact	Note	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	On conveyance
Black Bass dry well costs (abandoned in Q3 05)	(b)	-		7,013,329	-	94,101	24,254	1,533	1,582	-	-	-
Tricerotops dry well costs (abandoned in Q4 05)	(b)	-	-		10,412,315	1,146,906	29,033	(67,147)	-	-	-	-
G&G costs expensed as incurred	(b)	-	-	6,054,997	4,954,437	3,556,537	501,345	453,235	8,078	(45,958)	-	-
Reduction in expense due to reversal of IPI accretion expense	(f)	(1,511,952)	(1,480,821)	(1,390,351)	(1,264,367)	(1,888,191)	(803,329)	(515,315)	(307,533)	(305,937)	(308,138)	-
Increase in expense on amendment of PNGDV IPI interest		-	-	-	-	-	404,520	-	-	-	-	-
Reduction in expense due to reversal of PNGDV accretion expense	(g)	-	-	-	-	-	(89,787)	(102,492)	(34,607)	(34,411)	(35,156)	-
G&G costs recovery on conveyance	(d)	-	-	-	-	-	-	-	-	-	-	(17,000,000)
Black Bass recovery on conveyance	(d)	-	-	-	-	-	-	-	-	-	-	(7,134,800)
Triceratops recovery on conveyance	(d)	-	-	-	-	-	-	-	-	-	-	(11,521,108)
(Profit)/loss impact (Canadian GAAP)		(1,511,952)	(1,480,821)	11,677,975	14,102,385	2,909,363	66,036	(230,186)	(332,480)	(386,306)	(343,294)	(36,656,907)
Reverse the US GAAP revaluation of derivatives at period end	(e)	-	-	-	4,279,284	-	-	-	(19,755,017)	-	-	-
(Profit)/loss impact for US GAAP		(1,511,952)	(1,480,821)	11,677,975	18,381,669	2,909,363	66,036	(230,186)	(20,087,497)	(386,306)	(643,294)	(36,656,907)